 Aon Stock Conversion Webcast February 16, 2012 Filed by Aon Global Limited Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Aon Corporation Commission File No.: 001-07933 Commission File No. for Registration Statement on Form S-4: 333-178991

Disclaimer To ensure compliance with Treasury Department Circular 230, PricewaterhouseCoopers LLP ("PwC" or "we" or "us") informs you that this document was not intended or written to be used, and it cannot be used by any taxpayer (including, but not limited to employees and shareholders of Aon Corporation), for the purpose of avoiding U.S. federal, state or local tax penalties. This includes penalties that may apply if the transaction that is the subject of this document is found to lack economic substance or fails to satisfy any other similar rule of law. This document is being issued in connection with the promotion or marketing (within the meaning of Circular 230) by Aon Corporation to persons other than Aon Corporation of the transaction(s) or matter(s) addressed in it. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor, not associated with the transaction(s) or matter(s).

Disclaimer (continued) The information contained herein is intended to summarize some tax and financial planning concepts and is written for educational purposes only. The information provided by PwC and its personnel is not, and should not be taken as legal, tax, investment, or any other professional advice. Regarding investments, all investments are subject to certain risks. Before making (or selling) a specific investment, Colleagues are encouraged to consult with their professional advisors as necessary. PwC shall not be liable for any decisions made or actions taken based on the educational information provided to Colleagues through this program.

Agenda Taxability for U.S. shareholders Capital gains Company equity programs Additional information Obtaining transaction information from Fidelity Aon Stock Conversion Assistance Program

Objectives Understand the taxability for U.S. shareholders Understand the capital gains that may result Locate and determine adjusted basis of shares held Become familiar with available resources to assist with transaction implications

Taxability for U.S. shareholders

Taxability for U.S. shareholders United States Tax Law U.S. shareholder will recognize gain, but not loss, on the receipt of Class A ordinary shares of Aon UK Shares with restrictions or deferral arrangements may not be subject to U.S. tax United Kingdom Tax Law U.S. residents will generally not be subject to U.K. tax Taxable if Colleague carries on trade in the U.K. through a permanent U.K. establishment

Capital gains

Definition – Capital gains A capital gain is the increase in the value of a capital asset (i.e. stock) Recognized and taxable when the capital asset is sold or exchanged Difference between Fair Market Value (FMV) and the adjusted basis Gain: FMV exceeds adjusted basis Loss: FMV is less than adjusted basis

Fair Market Value (FMV) FMV is determined by the value of Aon UK shares received Sources for obtaining FMV after the transaction close: Aon Investor Relations www.ir.aon.com Shares held with Morgan Stanley Smith Barney www.benefitaccess.com Shares held with Fidelity netbenefits.fidelity.com

Definition – Adjusted basis Price paid for the security Includes any fees and/or commissions paid Typically tracked in the brokerage account where the stock was initially purchased or acquired Contact Fidelity or Morgan Stanley Smith Barney for adjusted basis information on Aon shares held

Calculating capital gains and losses Short-term capital gains Holding period of less than or equal to one year Taxed at marginal income tax rates Long-term capital gains Holding period greater than one year Taxed at a rate of 0% or 15% Capital gains and losses must be evaluated on a lot by lot basis Losses generated from this transaction are not recognized

Example – Calculating capital gains and losses Colleague will recognize $3 on his or her 2012 income tax return from the sale of Lots 2 and 3. Loss from Lot 1 is disallowed and cannot be used to reduce the gains associated with Lots 2 and 3. Lot Adjusted basis FMV of transaction Gain/(Loss) Realized Gain/(Loss) 1* $ 3.00 $ 2.00 ($1.00) $ 0.00 2* $ 1.00 $ 2.00 $ 1.00 $ 1.00 3* $ 0.00 $ 2.00 $ 2.00 $ 2.00 4* $ 2.00 $ 2.00 $ 0.00 $ 0.00 *For illustration purposes only

Aon UK shares Adjusted basis in Aon UK shares Equals the adjusted basis of each share of Aon Corporation common shares exchanged plus any gain recognized Holding period of Aon UK shares Includes the holding period of the Aon Corporation common shares exchanged

Company equity programs

Effect of transaction on equity programs Shares acquired through company plans One to one conversion of all shares held at transaction close Unvested RSUs Converted to Aon UK RSUs* Unexercised Options Converted to Aon UK options* Unvested Performance Shares Converted to Aon UK performance shares* *Same terms and conditions apply for Aon plans post-transaction

Taxation of transaction on equity programs * Assumes holding period requirements are met. If not met, adjusted basis equals the FMV on the date of exercise. ** Please note that this does not address AMT tax implications. Please consult your tax advisor. Form of Award Adjusted basis Holding period Gain on exercised shares currently held Gain on unexercised shares Non-Qualified (NQ) stock options FMV at date of exercise plus transaction costs or fees Starts one day after exercise FMV of Aon UK shares received less adjusted basis No gain recognized Incentive Stock Options (ISOs) Grant price * Starts one day after exercise FMV of Aon UK shares received less adjusted basis ** No gain recognized

Taxation of transaction on equity programs (cont.) Form of Award Adjusted basis Holding period Gain on previously vested shares Gain on unvested shares Restricted Stock Units (RSUs), including those under the Special Stock Program (SSP) or the Incentive Stock Program (ISP) FMV on the date units were received (i.e. the vesting date) Starts one day after vesting FMV of Aon UK shares received less adjusted basis No gain recognized Performance Share Plans (e.g. LPP, ABPP, AHPP) FMV at the date units were received (i.e. the vesting date) Starts one day after shares received FMV of Aon UK shares received less adjusted basis No gain recognized

Taxation of transaction on equity programs (cont.) * Rules around computation of the ordinary income component (compensation) are complex, and are computed by the custodian of the ESPP. ** If the transaction closes before June 30, 2012, there will not be any capital gains tax related to the payroll deductions made between January 1, 2012 and the transaction close date. Form of Award Adjusted basis Holding period Gain on purchased shares Gain on unpurchased shares Employee Stock Purchase Plan (ESPP) Purchase price plus ordinary income recognized * Starts one day after purchase FMV of Aon UK shares received less adjusted basis No gain recognized **

ESPP Example – Computing ordinary income Aon Colleagues can purchase stock at 85% of the lower of FMV at the date of grant or the date of exercise: Qualifying disposition – stock held at least 2 years from grant date and 1 year from exercise date Ordinary Income is lesser of: 15% discount at grant date (A x 15%) FMV of Aon UK less purchase price (D – C) Disqualifying disposition – stock held less than 2 years from grant date and 1 year from exercise date FMV on exercise date less purchase price (B – C) (A) FMV on 7/1 (Grant Date) (B) FMV on 12/31 (Exercise Date) (C) Purchase price (D) FMV of Aon UK $ 11.76 $ 12.00 $ 10.00 $ 15.00

ESPP Example – Computing capital gain Computation of taxation upon transaction: Colleague will recognize $1.76 of ordinary income on his or her 2012 income tax return and will recognize $3.24 of long-term capital gain income if holding period requirements are met. Colleague will recognize $2.00 of ordinary income and $3.00 of short-term capital gain on his or her 2012 income tax return if holding period requirements are not met. Call Fidelity at: 1-800-544-9354 to obtain lot by lot ordinary income and capital gain component breakouts (A) Purchase price (B) Ordinary Income (C) Adjusted basis = A+B (D) FMV Aon UK (E) Capital gain = (D-C) $ 10.00 $ 1.76 $ 11.76 $ 15.00 $ 3.24

Additional information

Alternative Minimum Tax (AMT) Separate tax regime Alternative minimum taxable income (AMTI) is similar to regular taxable income, but with a few adjustments Applies flat tax rate on AMTI of 26% or 28% Taxpayer pays the higher of regular tax or AMT liability Taxpayers realizing capital gains from this transaction may increase the likelihood that they will be subject to AMT* *Due to the complexity, Colleagues should consult their tax advisor for assistance in the computation of AMT.

Paying the tax liability Increase withholding for the remainder of 2012 Use of Form W-4 Pay estimated tax payments Pay the lump sum amount due with the 2012 income tax return

Form W-4 Form W-4 Department of the Treasury Internal Revenue Service Employee’s Withholding Allowance Certificate Whether you are entitled to claim a certain number of allowances or exemption from withholding is subject to review by the IRS. Your employer may be required to send a copy of this form to the IRS. OMB No. 1545-0074 2012 1 Your first name and middle initial JOHN J. Last name DOE 2 Your social security number 999-99-9999 Home address (number and street or rural route) 1234 AON AVENUE 3 Single Married Married, but withhold at higher Single rate. Note. If married, but legally separated, or spouse is a nonresident alien, check the “Single” box. City or town, state, and ZIP code CHICAGO, IL 60606 4 If your last name differs from that shown on your social security card, check here. You must call 1-600-772-1213 for a replacement card. 5 Total number of allowances you are claiming (from line H above or from the applicable worksheet on page 2) 5 6 Additional amount, if any, you want withheld from each paycheck. . . . . . . . . . . . . . 6 $ 7 I claim exemption from withholding for 2012, and I certify that I meet both of the following conditions for exemption. Last year I had a right to a refund of all federal income tax withheld because I had no tax liability, and This year I expect a refund of all federal income tax withheld because I expect to have no tax liability. if you meet both conditions, write “Exempt” here. . . . . . . . . . . . . . 7 Under penalties of perjury, I declare that I have examined this certificate and, to the best of my knowledge and belief, it is true, correct, and complete. Employee’s signature (This form is not valid unless you sign it.) Date 8 Employer’s name and address (Employer: Complete lines 8 and 10 only if sending to the IRS.) 9 Office code (optional) 10 Employer identification number (EIN) For Privacy Act and Paperwork Reduction Act Notice, see page 2. Cat. No. 10220Q Form W-4 (2012)

Estimated tax payments Advance payments of tax Payments are made quarterly Used to pay tax on income not subject to withholding Used to pay tax if the amount of tax being withheld is not sufficient

Federal estimated tax payments Requirements: Must pay the lesser of: Safe Harbor: Depends on the Adjusted Gross Income (AGI) found on line 37 of the 2011 tax return If AGI was $150,000 or less: 100% of the 2011 tax liability If AGI was more than $150,000: 110% of the 2011 tax liability 90% of the estimated 2012 tax liability Potential Penalties (calculated on Form 2210)

Federal estimated tax payments (continued) How to file and pay estimated taxes: File form 1040 ES When to file and pay: April 15 June 15 September 15 January 15

State taxes Most states impose an income tax on capital gains Likely that the state tax liability will increase

State estimated tax payments Examples of state estimated tax requirements: Illinois residents pay the lesser of: Safe Harbor: 100% of the 2011 tax liability 90% of the estimated 2012 tax liability New York (NY) residents pay the lesser of: Safe Harbor depends on AGI AGI $150,000 or less: 100% of the 2011 tax liability AGI more than $150,000: 110% of the 2011 tax liability 90% of the estimated 2012 tax liability

Obtaining transaction information from Fidelity

Brokerage account * For Illustrative Purposes Only Home Savings & Retirement Health & Insurance Pay Your Profile Welcome to NetBenefits® for Theta Corporation Hide $ Portfolio Total $358,986.09* One click can help you get closer to your goals. Join your workplace savings plan today. Click hereto enroll. Employer News Benefit plan descriptions Savings Plans available online THETA SAVINGS PLAN Select Action 0.00 Theta Quarterly News 401(k): Annette’s 401k Changes to the Theta Savings Plan Quick Links: Enroll your plan THETA NONQUALIFIED PLAN Select Action $89,346.09 + Health & Insurance, Pay View benefit coverage, report life changes, get claim forms View your paycheck history Update your beneficiaries Update your contact information Non-Qualified Annette’s NQP Market Update Current Market Volatility Quarterly Market Perspective Other Accounts Hide Prism Corporation 401(k) Select Action $112,020.00 Annette’s Prism Plan: 987654-PP INDU 12,703.29 -8.17 O Quick Links: View Year-to-Date Change | Explore Rollover and other options | Get online statement SPX 1,325.77 +1.68 Traditional IRA Select Action $120,800.00 NASDAQ 2,857.83 RUT 813.19 +9.56 Annette’s IRA: 15555-X +3.53 HMC A Healthy Dose of Knowledge Tools and resources to help you make informed healthcare decisions Provided by WebMD DJT 5,296.62 Annette’s Brokerage Setect Action $36,820.00 -46.48 DJU 450.50 -0.41 Brokerage Z3234567 TNX 18.23 -0.23 Total $358,986.09* As of 2.28pm ET 02/02/2012 Pension Theta Pension Plan $3673.86 / month as of 01/03/2012 Terms of Use

Adjusted basis * For Illustrative Purposes Only Fidelity.com Search Quotes Customer Service Open an Account Log Out Accounts & Trade Employer Benefits News & Insights Research Guidance & Retirement Investment Products Thursday, February 2, 2012 Accounts & Trade > Portfolio > Positions Help/Glossary Download Print STOCK ACCOUNT (z3234567) View ANNETTE’S BROKERAGE Balances Positions Fields hiqhlighted in yellow indicate today’s prices and/or activity. More on pricing. Orders History Current Values Cost Basis Closed Positions Refresh Tax Info (Year-to-Date} Show: All Positions 2 positions As of: 2/2/2012, 2:34 P.M. Act Annette’s Brokerage (Brokerage) Trade Stocks Symbol Description Quantity Price Current Value* Cost Trade Mutual Funds Change Since Last Close Change Since Purchase Trade Fixed Income FCASH FIDELITY CASH 9000.000 $1.00 $9,000.00 $0.00 0.00% n/a n/a Action Trade Conditional THT THETA CORP 843.030 $33.00 $27,820.00 $110.00 0.99% n/a n/a n/a/ Action … Trade/View Baskets Total: $36,830.00 Trade Extended Hours Analyze Portfolio Analysis Brokerage accounts reported as of: 02/01/2012. 3:30 AM Change displays the following: For most Individual security positions, the difference between the current market value and the prior business day’s closing market value. For most mutual Fund holdings, the difference between the prior two business days’ closing market value. Hypothetical Trade

Open lots

* For Illustrative Purposes Only

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Thursday, February 2, 2012

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STOCK ACCOUNT (Z3234567)

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Account: ANNETTE'S BROKERAGE

Position As of: 2/2/2012, 2:36 P.M.

Symbol	Description	Quantity	Closing Mkt Value	Total Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Type	
THTA	Theta Corporation	1,000.0000	$16,840.00	$12,250.00	$4,590.00	37.46%	Cash	Trade News Research

Position History

Show: Open Lots The information below is a summary of your open tax lots as of the prior business day's close.

Date Acquired	Quantity	Cost Basis per Share	Closing Mkt Value	Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Holding Period
02/02/2009	100.0000	$5.00	$1,684.00	$500.00	$2,271.00	454.20%	Long
02/02/2010	200.0000	$10.00	$3,368.00	$2,000.00	$3,542.00	177.10%	Long
02/02/2011	300.0000	$12.50	$5,052.00	$3750.00	$4,563.00	121.68%	Short
02/01/2012	400.0000	$15.00	$6,736.00	$6,000.00	$5,084.00	84.73%	Short

** In the case of a short sale, total cost ordinarily equals the cost of the asset (including commissions, if any) when purchased for delivery when the sale is closed or covered. However, as

34

AON

Aon Stock Conversion Assistance Program

Overview Who is eligible? All U.S. Colleagues who own shares of Aon Corporation common stock Resources Live webcast Telephone assistance line and e-mail Income tax projections

PwC contact information Telephone Number: 1-866-459-6649 Hours: Monday – Friday from 7am to 7 pm CST E-mail pfscsc@us.pwc.com

Brokerage account contact information Fidelity Telephone: 1-800-544-9354 Website: netbenefits.fidelity.com Morgan Stanley Smith Barney Telephone: 1-888-609-3534 Website: www.benefitaccess.com

About PwC Has been providing broad-based employee tax and financial education and counseling for over 50 years Employs over 300 experienced financial counselors in offices throughout the United States Has experience in delivering tax and financial education to large company employees in similar industries Does not sell financial products

Disclaimer To ensure compliance with Treasury Department Circular 230, PricewaterhouseCoopers LLP ("PwC" or "we" or "us") informs you that this document was not intended or written to be used, and it cannot be used by any taxpayer (including, but not limited to employees and shareholders of Aon Corporation), for the purpose of avoiding U.S. federal, state or local tax penalties. This includes penalties that may apply if the transaction that is the subject of this document is found to lack economic substance or fails to satisfy any other similar rule of law. This document is being issued in connection with the promotion or marketing (within the meaning of Circular 230) by Aon Corporation to persons other than Aon Corporation of the transaction(s) or matter(s) addressed in it. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor, not associated with the transaction(s) or matter(s). This webcast has been prepared pursuant to an engagement between PwC and Aon Corporation ("Aon Corporation" or "Aon") and is intended solely for the use and benefit of Aon in connection with Aon's provision of general information to its employees who are also stockholders of Aon Delaware ("Colleagues") and not for reliance by any other person without PwC's prior written consent. This webcast may not be relied upon by any person in any other matter or transaction without PwC's prior written consent. The information contained herein is intended to summarize some tax and financial planning concepts and is written for educational purposes only. The information provided by PwC and its personnel is not, and should not be taken as legal, tax, investment, or any other professional advice. Regarding investments, all investments are subject to certain risks. Before making (or selling) a specific investment, Colleagues are encouraged to consult with their professional advisors as necessary. PwC shall not be liable for any decisions made or actions taken based on the educational information provided to Colleagues through this program.

Disclaimer (continued) The conclusions reached in this webcast represent and are based upon our best judgment regarding the application of U.S. federal income tax laws arising under the Internal Revenue Code, judicial decisions, administrative regulations, published rulings and other tax authorities existing as of the date hereof. This webcast is not binding upon the Internal Revenue Service or the courts and there is no assurance or guarantee that the Internal Revenue Service will not successfully assert a contrary position. No assurance can be given that future legislative or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. PwC undertakes no responsibility to advise you or anyone else of any new developments in the application or interpretation of the federal income tax laws. This webcast does not address any federal, state, local, foreign or other tax consequences of, or that may result from, the matters or transactions other than those set forth herein. In addition, PwC expresses no opinion on non-tax matters, such as issues arising under corporate or securities laws. This webcast is based upon the representations, documents, facts, and assumptions that have been included or referenced herein and the assumption that such information is accurate, true, and authentic. This webcast does not address any matters or transactions other than those described herein. This webcast does not address any matters or transactions whatsoever unless all are consummated as described herein without waiver or breach of any material provision thereof or if any of the assumptions set forth herein are not true and accurate at all relevant times. In the event any of the representations, facts or assumptions is incorrect, in whole or in part, one or more of the conclusions reached in this webcast might be adversely affected. PwC has relied upon statements and representations made by Aon Corporation and have assumed that such statements and representations are true without regard to any qualifications as to knowledge and belief.

Disclaimer (continued) This webcast supersedes and replaces any and all prior written or oral advice (including, without limitation, electronic communications) and all such prior communications, if any, should not be relied upon by any party to the transaction or matters described herein for any purpose whatsoever. In various sections of this webcast, for ease of understanding and as a stylistic matter, terms such as "is" or "will" or "should" may be used. Such language should not be construed as an opinion or to alter the conclusions in this webcast. This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law. In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4. In connection with the proposed reorganization, Aon filed with the SEC a definitive proxy statement. The proxy statement was mailed to Aon stockholders on or about February 10, 2012. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Disclaimer (continued) Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above. The mention of Fidelity Investments (or any Fidelity entity) in this webcast is purely for reference purposes only as the provider of administrative and recordkeeping services for Aon’s company equity plans. Fidelity is not responsible for the accuracy of the information in the presentation. Aon and PricewaterhouseCoopers LLP are not affiliated with Fidelity Investments (or any Fidelity entity). Stock plan recordkeeping and administrative services are offered through Fidelity Stock Plan Services, LLC. Brokerage products and services are offered through Fidelity Brokerage Services LLC, Member NYSE, SIPC.

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